REVISED SCHEDULE A

To the Investment Management Agreement, dated April 27, 2001, by and between USAllianz Advisers, LLC (now Allianz Investment Management LLC) and USAllianz Variable Insurance Products Trust (now Allianz Variable Insurance Products Trust).

Fees payable to the Manager pursuant to Section 4 of the Investment Management Agreement shall be calculated at the following annual rates based on average daily net assets:

Fund	Rate
AZL DFA Five-Year Global Fixed Income Fund	0.60%
AZL DFA International Core Equity Fund	0.95%
AZL DFA U.S. Core Equity Fund	0.80%
AZL DFA U.S. Small Cap Fund	0.85%
AZL Enhanced Bond Index Fund	0.35%
AZL Fidelity Inst. Asset Mgmt. Multi-Strategy Fund	(1)
AZL Fidelity Inst. Asset Mgmt. Total Bond Fund	(2)
AZL Gateway Fund	0.80%
AZL Government Money Market Fund	0.35%
AZL International Index Fund	0.35%

Fund	Rate
AZL MetWest Total Return Bond Fund	0.60%
AZL Mid Cap Index Fund	0.25%
AZL Moderate Index Strategy Fund	0.20%
AZL MSCI Emerging Markets Equity Index Fund	0.85%
AZL MSCI Global Equity Index Fund	(3)
AZL Russell 1000 Growth Index Fund	0.44%
AZL Russell 1000 Value Index Fund	0.44%
AZL S&P 500 Index Fund	0.17%
AZL Small Cap Stock Index Fund	0.26%
AZL T. Rowe Price Capital Appreciation Fund	0.75%

(1) AZL FIAM Multi-Strategy Fund: 0.43% on the first $20 billion and 0.40% on all assets over $20 billion.

(2) AZL FIAM Total Bond Fund: 0.50% on the first $2.5 billion, 0.40% on the next $15 billion, and 0.37% on all assets over $17.5 billion.

(3) AZL MSCI Global Equity Index Fund: 0.70% on the first $5 billion, 0.65% on the next $5 billion and 0.61% on all assets over $10 billion.

Acknowledged:

Allianz Variable Insurance Products Trust

By:	/s/ Darin Egbert
Name:	Darin Egbert
Title:	Vice President, Investments

Allianz Investment Management LLC

By:	/s/ Brian Muench
Name:	Brian Muench
Title:	President and Managing Director

Updated: June 1, 2021